Exhibit (f)(7)

U.S. Securitization Group
115 S. LaSalle Street
13th Floor West
Chicago, Illinois 60603

Mr. Richard P. Buckanavage	July 5, 2005
Managing Director
Patriot Capital Funding, Inc.
Sixty One Wilton Road
Second Floor
Westport, CT 06880

Dear Rich:

Harris Nesbitt Corp. (“Harris”) is pleased to extend to Patriot Capital Funding, Inc. (the “Company”), as agent on behalf of Fairway Finance Company, LLC (“Fairway”), a securitization funding facility commitment for up to $140,000,000 for the purpose of funding eligible senior and subordinated business loans originated by the Company (the “Program”). The Program is outlined in the enclosed Summary of Terms and Conditions (the “Term Sheet”) dated June 7, 2005. Capitalized terms not otherwise defined herein have the meanings assigned to such terms in the Term Sheet.

Harris’ agreement to provide the Program is subject to (a) the due execution and delivery of final legal documentation; (b) Harris’ continued satisfaction with its investigations, inquiries and due diligence regarding the Company and its financial condition, performance and receivable portfolio and that there has been no material adverse change therein or in any information furnished to Harris or Bank of Montreal (“BMO”), as liquidity provider, regarding the Company or the Program; and (c) the Company’s successful completion of its planned Initial Public Offering.

This commitment letter provided hereunder shall be governed by the laws of the State of Illinois, without regard to principles of conflict of law. The terms of this letter and agreements herein may be modified only by a subsequent letter signed by Harris and Company. This letter and the Term Sheet are delivered to you with the understanding that neither they nor their substance shall be disclosed to any third party, except those in confidential relationship to you such as legal counsel, accountants, regulators or as required by law, in which event you agree to promptly inform Harris of such disclosure. This letter and the Term Sheet are also delivered to you with the understanding that neither they nor their substance shall be disclosed to any other financial sources and intermediaries in which event you agree to promptly inform Harris of such disclosure.

Mr. Richard P. Buckanavage

July 5, 2005

Furthermore, Harris, in its role as Servicing Agent to Fairway may disclose transaction-related information, as requested, to its regulators, auditors and advisors, potential co-purchaser banks, the rating agencies and any providers of credit enhancement or liquidity to Fairway. Harris’ agreement to provide the Program as described herein shall expire at 5 p.m. (Chicago time) on August 15, 2005 unless the above transaction outlined in the enclosed Term Sheet has been completed by you prior to 5 p.m. on August 15, 2005.

Sincerely, HARRIS NESBITT CORP., as Servicing Agent to Fairway Finance Company, LLC
By:

Title: